CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR AND PROVIDED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]” IN THE VERSION FILED VIA EDGAR.

FOIA Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83 by
Cadence Design Systems, Inc.

November 6, 2023

Via EDGAR and E-mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Megan Akst and Kathleen Collins

Re:    Cadence Design Systems, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2022
    Form 8-K furnished on July 24, 2023
    File No. 000-15867
Dear Mses. Akst and Collins:
    On behalf of Cadence Design Systems, Inc. (“Cadence” or “we”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 23, 2023 (the “Comment Letter”) regarding Cadence’s above-referenced filings. We have set forth below each of the Staff’s comments (in bold font), followed by our corresponding response (in regular font), using the same headings and paragraph numbering in the Comment Letter.
Please note that, pursuant to 17 C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for certain information that we provide supplementally in our response below. We are redacting the information from the version filed via EDGAR and replacing it with a placeholder marked with “[***].” We request that the redacted information be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552. An unredacted version of this letter is separately being provided to the Staff, along with our request for confidential treatment under Rule 83.

Form 10-K for the Fiscal Year Ended December 31, 2023

Consolidated Income Statements, page 50

1.Please provide us with a breakdown of the various revenue streams included in the product and maintenance revenue line item and tell us your consideration to separately disclose revenue from product and services, as applicable. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

We respectfully advise the Staff that in evaluating the presentation of Cadence’s consolidated income statements and applying the guidance in Rule 5-03 of Regulation S-X (“Rule 5-03”), we have focused on the presentation that we believe both meets the requirements of Rule 5-03 and is most useful to investors. The revenue streams included in the “Product and maintenance” revenue line item in our consolidated income statements are a combination of the following:
•our single, combined performance obligation of software licenses and essential updates, and technical software support included within those licenses;
•unbundled software licenses that do not require essential updates or technical software support;
•licenses of intellectual property (“IP”);
•sales and operating leases of emulation hardware; and
•maintenance services on our unbundled software, IP and hardware.

In each of fiscal years 2020, 2021 and 2022, revenue from maintenance services was less than 10% of our total revenue. Accordingly, for each of those fiscal years, we presented maintenance revenue with product revenue on a combined basis as a single “Product and maintenance” revenue line item, as permitted under Rule 5-03(b).

Similarly, revenue from operating leases of hardware was also less than 10% of our total revenue in each of fiscal years 2020, 2021 and 2022. Accordingly, for each of those fiscal years, we included revenue from operating leases of hardware on a combined basis within the “Product and maintenance” revenue line item, as permitted under Rule 5-03(b).

We respectfully advise the Staff that we generate the substantial majority of our revenue (over [***]% in each of fiscal years 2020, 2021 and 2022) from term-based software arrangements that include essential updates and technical software support. The technical support included with these arrangements includes the right to receive internet, email and phone support. These software arrangements are marketed and sold as single, bundled solutions. We do not maintain separate pricing for the software license, updates and technical support, nor do we discretely focus on the value of the software license in making significant operating and strategic decisions. Additionally, we believe our customers view our term-based software arrangements as a single offering rather than the purchase of a product plus a service. Accordingly, we include the software licenses, essential updates and technical software support all within the “Product and maintenance” line item in our consolidated income statements.

CONFIDENTIAL TREATMENT REQUESTED BY CADENCE DESIGN SYSTEMS, INC.	2

We have concluded that the software licenses and essential updates, on the one hand, and technical support, on the other hand, both of which are recognized over the term of the arrangement, are two performance obligations in accordance with ASC Topic 606, Revenue from Contracts with Customers. However, such determination for revenue recognition purposes does not change the nature of our software arrangements such that we should separate the two performance obligations in our consolidated income statements.

To provide further information about our revenue streams and product and service offerings, we provide disaggregated revenue disclosures based on the nature of our product and service offerings (i.e., by major design activity), as well as based on the timing of revenue recognition in accordance with ASC 606, Revenue from Contracts with Customers (i.e., up-front or recurring), in Note 3 to the notes to our consolidated financial statements. We believe that these disaggregated revenue disclosures provide relevant and useful supplemental information to our investors with respect to the underlying sales of our product and service offerings that is aligned with the way that management reviews our business for internal purposes. We also believe our disclosures of disaggregated revenue based on the timing of revenue recognition of the goods or services provide clear and meaningful information to a financial statement user.

For the reasons stated above, we believe we provide sufficient information about revenue through the line items in our consolidated income statements, as supplemented by further information about revenue in Note 3 to the notes to our consolidated financial statements, including these disaggregated revenue disclosures.

Note 3. Revenue
Remaining Performance Obligations, page 62

2.You state that you expect to recognize approximately 55% of the $5.4 billion contracted but unsatisfied performance obligations, excluding non-cancelable commitments, as revenue over the next 12 months. Please revise future filings to disclose when the remaining 45% will be recognized on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.

In response to the Staff’s comment, we will revise the disclosure in Cadence’s future periodic reports to disclose the percentage of our contracted but unsatisfied performance obligations expected to be recognized on a quantitative basis using the following time bands: next 12 months; 13-36 months; and thereafter (less than 10% as of December 31, 2022).

We will also add the following qualitative disclosure:

“We estimate our remaining performance obligations at a point in time. Actual amounts and timing of revenue recognition may differ from these estimates largely due to changes in actual installation and delivery dates, as well as contract renewals, modifications and terminations.”

CONFIDENTIAL TREATMENT REQUESTED BY CADENCE DESIGN SYSTEMS, INC.	3

Form 8-K furnished on July 24, 2023
Exhibit 99.2, page 2

3.We note that you present several non-GAAP measures in your earnings release, such as non-GAAP operating income and non-GAAP operating income adjusted for stock-based compensation, for which no reconciliation has been provided. Please revise future filings to include a reconciliation to the most directly comparable GAAP measure for all non-GAAP measures provided. Refer to Rule 100(a)(2) of Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comment, to the extent Cadence presents non-GAAP operating income and non-GAAP operating income adjusted for stock-based compensation in our future earnings materials, we will include reconciliations to GAAP operating income.
* * * * * * * * * * *
As always, Cadence is available to discuss further our responses to the Staff's comments. If you have additional questions regarding the matter, please let us know.

Very truly yours,

/s/ John M. Wall
John M. Wall
Senior Vice President and Chief Financial Officer
Cadence Design Systems, Inc.

cc:	Karna Nisewaner, Cadence Design Systems, Inc.
Stephanie Wells, Cadence Design Systems, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY CADENCE DESIGN SYSTEMS, INC.	4